# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GLOO HOLDINGS, INC., CIK 0002069785
CUSIP: 379598105
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, Colorado (CO), 80302
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001316331-26-000002
Filed by CIK 0001316331

## Reporting persons
- Patrick P. Gelsinger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 633,750; shared voting power 1,055,085; sole dispositive power 633,750; shared dispositive power 1,055,085; aggregate amount beneficially owned 1,688,835 (4.4% of the class)

## Item 1. Issuer
Name of issuer: GLOO HOLDINGS, INC.
Address of issuer's principal executive offices: 831 Pearl Street, Boulder, CO, 80302.

## Item 2. Person Filing
Name of person filing: Patrick Gelsinger
Address of principal business office or, if none, residence:
c/o Gloo Holdings, Inc.
831 Pearl Street Boulder, CO, 80302
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 on the attached cover page.
Percent of class:
See the response to Item 11 on the attached cover page.

Percentage ownership is calculated based on 37,034,292 shares of Class A common stock of the Issuer outstanding as of July 16, 2026. For purposes hereof, shares reported as beneficially owned by Patrick Gelsinger (the "Reporting Person") include shares held by another stockholder of the Issuer or which such other stockholder has the right to acquire within 60 days of the date of this filing, over which, under all but certain limited circumstances, the Reporting Person holds an irrevocable proxy pursuant to the voting agreement.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.
Sole power to vote or to direct the vote:
See the response to Item 5 on the attached cover page.

Consists of (i) 128,205 shares of Class B common stock held by the Reporting Person and (ii) 505,545 shares of Class A common stock subject to options exercisable within 60 days of the date of this filing held by the Reporting Person.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.
Shared power to vote or to direct the vote:
See Row 6 of cover page for the Reporting Person.

Consists of (i) 315,499 shares of Class A common stock held by Patrick & Linda Gelsinger Trust UAD 07/29/2017 for which the Reporting Person serves as trustee; (ii) 159,745 shares of Class B common stock held by Patrick & Linda Gelsinger Trust UAD 07/29/2017 for which the Reporting Person serves as trustee; (iii) 355,934 shares of Class B common stock held by Patrick P. Gelsinger Revocable Trust (UAD 11/7/2000) for which the Reporting Person serves as trustee; (iv) 55,976 shares of Class B common stock held by the Nathan Paul Gelsinger 2018 Trust for which the Reporting Person serves as sole trustee; (v) 55,977 shares of Class B common stock held by the Elizabeth Marie Lee 2018 Trust for which the Reporting Person serves as sole trustee; (vi) 55,977 shares of Class B common stock held by the Micah Daniel Gelsinger 2018 Trust for which the Reporting Person serves as sole trustee and (vii) 55,977 shares of Class B common stock held by the Josiah Patrick Gelsinger 2018 Trust for which the Reporting Person serves as sole trustee.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.
Sole power to dispose or to direct the disposition:
See Row 7 of cover page for the Reporting Person.

Consists of (i) 128,205 shares of Class B common stock held by the Reporting Person and (ii) 505,545 shares of Class A common stock subject to options exercisable within 60 days of the date of this filing held by the Reporting Person.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.
Shared power to dispose or to direct the disposition:
See Row 8 of cover page for the Reporting Person.

Consists of (i) 315,499 shares of Class A common stock held by Patrick & Linda Gelsinger Trust UAD 07/29/2017 for which the Reporting Person serves as trustee; (ii) 159,745 shares of Class B common stock held by Patrick & Linda Gelsinger Trust UAD 07/29/2017 for which the Reporting Person serves as trustee; (iii) 355,934 shares of Class B common stock held by Patrick P. Gelsinger Revocable Trust (UAD 11/7/2000) for which the Reporting Person serves as trustee; (iv) 55,976 shares of Class B common stock held by the Nathan Paul Gelsinger 2018 Trust for which the Reporting Person serves as sole trustee; (v) 55,977 shares of Class B common stock held by the Elizabeth Marie Lee 2018 Trust for which the Reporting Person serves as sole trustee; (vi) 55,977 shares of Class B common stock held by the Micah Daniel Gelsinger 2018 Trust for which the Reporting Person serves as sole trustee and (vii) 55,977 shares of Class B common stock held by the Josiah Patrick Gelsinger 2018 Trust for which the Reporting Person serves as sole trustee.

Assumes the conversion of the shares of Class B common stock beneficially owned by the Reporting Person into Class A common stock. Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Patrick P. Gelsinger: /s/ Patrick P. Gelsinger, Patrick P. Gelsinger (08/07/2026)